FOR IMMEDIATE RELEASE

Contact: Mike Ogburn
(502) 636-4415, office
(502) 262-0224, cellular
mogburn@kyderby.com

CHURCHILL DOWNS INCORPORATED REPORTS THIRD QUARTER RESULTS

LOUISVILLE, Ky. (Oct. 19, 2004) - Churchill Downs Incorporated ("CDI" or the "Company") (Nasdaq: CHDN) today reported results for the third quarter ended Sept. 30, 2004.

Net revenues for the third quarter totaled $122.2 million, a decrease of 1.4 percent compared with net revenues of $124.0 million for the same period a year ago. Net loss for the quarter – factoring in impairment charges of $6.2 million for Ellis Park – was $3.8 million, compared to earnings of $7.9 million in 2003. Diluted earnings per share, including the $0.34 in Ellis Park impairment charges, totaled a loss of $0.29, compared to earnings of $0.59 for the third quarter of 2003. Results for the first nine months of 2004 are outlined in the accompanying tables.

Thomas H. Meeker, CDI's president and chief executive officer, said the third quarter results also reflect the impact of the Company's ongoing investment in potential growth opportunities. "We made it clear that 2004 would be a repositioning year in which we invested in initiatives such as Customer Relationship Management ("CRM") and alternative gaming efforts that could increase earnings going forward. During the third quarter, we spent aggressively in support of ballot initiatives in California and Florida that, if approved, would benefit our operations in those states.

"Looking ahead, we believe that our actions in 2004 position us well for renewed growth in 2005 and beyond," added Meeker. "Our initiative supporting alternative gaming in Florida is on the ballot for November, and we believe significant progress was made by the racing industry in California. We anticipate returns next year from CRM and our completed Master Plan renovation at Churchill Downs. In addition, with the acquisition of Fair Grounds Race Course, we have supplemented our racing calendar and for the first time will introduce alternative forms of gaming into our core business."

As detailed in CDI's earnings revision announcement on Oct. 11, the Company's third quarter loss was the result primarily of two key factors: increased spending on the alternative gaming ballot initiatives and impairment charges at Ellis Park, triggered by softness in business at the racetrack. These items are also largely responsible for the Company's revision of full-year earnings guidance to a range of $1.00 to $1.05 per share.

CDI will benefit in the fourth quarter from its sale today of a 19-percent stake in Kentucky Downs, including debt owed to CDI, to Kelley Farms Racing LLC, according to Meeker. As part of the terms of the transaction, former CDI board member Brad M. Kelley exchanged shares of CDI stock valued at $3.2 million for the stake. The sale reduces CDI's ownership of Kentucky Downs to a total of 5 percent. CDI has held a minority interest in the racetrack since 1997.

A conference call regarding this release is scheduled for Wednesday, Oct. 20, 2004, beginning at 9 a.m. (EDT).

Investors and other interested parties may listen to the teleconference by accessing the online, real-time webcast and broadcast of the call at www.churchilldownsincorporated.com/investor_relations or www.fulldisclosure.com or by calling (913) 981-5510 at least 10 minutes before the appointed time. The online replay will be available at approximately noon (EDT) and continue for two weeks. A six-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 825996 when prompted for the access code. A copy of the Company's press release announcing earnings and relevant financial and statistical information about the period will be accessible at www.churchilldownsincorporated.com/investor_relations.

In addition to the results provided in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), the Company has provided a non-GAAP measurement, which presents a financial measure of Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA"). CDI uses EBITDA as a key performance measure of results of operations for purposes of evaluating performance internally. The Company believes the use of this measure enables management and investors to evaluate and compare, from period to period, CDI's operating performance in a meaningful and consistent manner. This non-GAAP measurement is not intended to replace the presentation of CDI's financial results in accordance with GAAP.

Churchill Downs Incorporated, headquartered in Louisville, Ky., owns and operates world-renowned horse racing venues throughout the United States. The Company's racetracks in California, Florida, Illinois, Indiana, Kentucky and Louisiana host 123 graded-stakes events and many of North America's most prestigious races, including the Kentucky Derby and Kentucky Oaks, Hollywood Gold Cup and Arlington Million. CDI racetracks have hosted nine Breeders' Cup World Thoroughbred Championships – more than any other North American racing company. CDI also owns off-track betting facilities and has interests in various television production, telecommunications and racing services companies that support CDI's network of simulcasting and racing operations. CDI trades on the Nasdaq National Market under the symbol CHDN and can be found on the Internet at www.churchilldownsincorporated.com.

This news release contains forward-looking statements made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The reader is cautioned that such forward-looking statements involve risks and uncertainties that could cause our actual operating results and financial condition to differ materially. Forward-looking statements are typically identified by the use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "should," "will," and similar words, although some forward-looking statements are expressed differently. Although we believe that the expectations reflected in such forward-looking statements are reasonable we can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations include: the effect of global economic conditions; the effect (including possible increases in the cost of doing business) resulting from future war and terrorist activities or political uncertainties; the economic environment; the impact of increasing insurance costs; the impact of interest rate fluctuations; the financial performance of our racing operations; the impact of gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which we operate; a substantial change in law or regulations affecting our pari-mutuel and gaming activities; a substantial change in allocation of live racing days; litigation surrounding the Rosemont, Illinois, riverboat casino; changes in Illinois law that impact revenues of racing operations in Illinois; a decrease in riverboat admissions subsidy revenue from our Indiana operations; the impact of an additional racetrack near our Indiana operations; our continued ability to effectively compete for the country's top horses and trainers necessary to field high-quality horse racing; our continued ability to grow our share of the interstate simulcast market; our ability to execute our acquisition strategy and to complete or successfully operate planned expansion projects; our ability to adequately integrate acquired businesses; market reaction to our expansion projects; any business disruption associated with our facility renovations; the loss of our totalisator companies or their inability to keep their technology current; our accountability for environmental contamination; the loss of key personnel and the volatility of our stock price.

CHURCHILL DOWNS INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS)
for the nine and three months ended September 30, 2004 and 2003
(Unaudited)
(In thousands, except per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,	
	2004	**2003**	**2004**	**2003**
Net revenues	$ 350,978	$ 348,671	$ 122,181	$ 123,953
Operating expenses	284,894	279,403	103,815	101,879
Gross profit	66,084	69,268	18,366	22,074
Selling, general and administrative expenses	32,412	25,338	13,249	8,499
Assest impairment loss	6,202	-	6,202	-
Operating income (loss)	27,470	43,930	(1,085)	13,575
Other income (expense):				
Interest income	303	1,196	102	1,061
Interest expense	(4,084)	(4,716)	(1,526)	(1,410)
Miscellaneous, net	1,139	688	299	45
	(2,642)	(2,832)	(1,125)	(304)
Earnings (loss) before provision for income taxes	24,828	41,098	(2,210)	13,271
Provision for income taxes	(12,969)	(16,686)	(1,613)	(5,388)
Net earnings (loss)	$ 11,859	$ 24,412	$ (3,823)	$ 7,883
Net earnings (loss) per common share data:				
Basic	$0.89	$1.85	$(0.29)	$0.60
Diluted	$0.88	$1.82	-	$0.59

Weighted average shares outstanding:

Basic	13,285	13,175	13,310	13,192
Diluted	13,467	13,377	-	13,396

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

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CHURCHILL DOWNS INCORPORATED
SUPPLEMENTAL INFORMATION BY OPERATING UNIT
for the nine and three months ended September 30, 2004 and 2003
(Unaudited)
(In thousands)

	Nine Months Ended September 30,		Three Months Ended September 30,	
	2004	**2003**	**2004**	**2003**
Net revenues from external customers:				
Kentucky Operations	$ 76,208	$ 71,651	$ 14,583	$ 13,799
Hollywood Park	60,213	59,018	14,686	14,784
Arlington Park	75,033	73,582	34,971	35,586
Calder Race Course	50,249	50,959	26,574	26,956
Hoosier Park	30,663	31,170	10,060	10,719
CDSN	56,648	58,742	20,605	20,754
Total racing operations	349,014	345,122	121,479	122,598
Other investments	875	2,548	637	1,295
Corporate revenues	1,089	1,001	65	60
	$ 350,978	$ 348,671	$ 122,181	$ 123,953
Intercompany net revenues:				
Kentucky Operations	$ 20,217	$ 20,517	$ 4,658	$ 4,288
Hollywood Park	8,903	8,951	1,985	2,045
Arlington Park	8,349	8,667	6,149	5,935
Calder Race Course	6,900	7,801	3,624	4,216
Hoosier Park	88	89	38	52
Total racing operations	44,457	46,025	16,454	16,536
Other investments	1,526	1,468	681	569
Corporate expenses	758	765	214	213
Eliminations	(46,741)	(48,258)	(17,349)	(17,318)
	$ -	$ -	$ -	$ -

EBITDA:

Kentucky Operations	$ 15,374	$ 20,642	$ (8,553)	$ (2,628)
Hollywood Park	3,468	7,513	(1,979)	174
Arlington Park	12,886	11,433	9,542	10,475
Calder Race Course	2,505	7,584	1,697	6,122
Hoosier Park	1,418	1,872	190	653
CDSN	13,534	14,423	4,921	5,060
Total racing operations	49,185	63,467	5,818	19,856
Other investments	1,599	1,076	952	610
Corporate expenses	(5,924)	(4,610)	(2,130)	(1,702)
Eliminations	(6)	-	-	-
	$ 44,854	$ 59,933	$ 4,640	$ 18,764

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

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CHURCHILL DOWNS INCORPORATED
SUPPLEMENTAL INFORMATION
for the nine and three months ended September 30, 2004 and 2003
(Unaudited)
(In thousands)

The following table is a reconciliation of our non-GAAP financial measure of EBITDA to the accompanying financial statements:

	Nine Months Ended September 30,		Three Months Ended September 30,	
	2004	**2003**	**2004**	**2003**
Total EBITDA	$ 44,854	$ 59,933	$ 4,640	$ 18,764
Depreciation and amortization	(16,245)	(15,315)	(5,426)	(5,144)
Interest income (expense), net	(3,781)	(3,520)	(1,424)	(349)
Provision for income taxes	(12,969)	(16,686)	(1,613)	(5,388)
Net earnings (loss)	$ 11,859	$ 24,412	$(3,823)	$ 7,883

CHURCHILL DOWNS INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30, 2004 (unaudited)	December 31, 2003	September 30, 2003 (unaudited)
ASSETS			
Current assets:			
Cash and cash equivalents	$ 18,414	$ 18,053	$ 20,407
Accounts receivable, net	41,235	36,693	36,134
Deferred income taxes	4,104	3,767	2,584
Other current assets	9,507	4,120	7,397
Total current assets	73,260	62,633	66,522
Other assets	16,327	15,941	14,761
Plant and equipment, net	406,278	367,229	349,341
Goodwill, net	52,239	52,239	52,239
Other intangible assets, net	5,216	7,464	7,222
	$ 553,320	$ 505,506	$ 490,085
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 38,126	$ 34,466	$ 34,131
Accrued expenses	40,520	38,491	31,710
Dividends payable	-	6,625	-
Income taxes payable	2,662	1,016	12,650
Deferred revenue	24,794	18,050	9,738
Long-term debt, current portion	-	5,740	515
Total current liabilities	106,102	104,388	88,744
Long-term debt, due after one year	153,549	121,096	114,438
Other liabilities	13,546	11,719	13,803
Deferred income taxes	11,621	13,327	13,099
Total liabilities	284,818	250,530	230,084
Commitments and contingencies	-	-	-
Shareholders' equity:			

Preferred stock, no par value; 250 shares authorized; no shares issued	-	-	-
Common stock, no par value; 50,000 shares authorized; issued: 13,322 shares September 30, 2004, 13,250 shares December 31, 2003, and 13,199 shares September 30, 2003	130,541	128,583	127,193
Retained earnings	138,613	126,754	133,653
Accumulated other comprehensive loss	(652)	(361)	(845)
	268,502	254,976	260,001
	$ 553,320	$ 505,506	$ 490,085

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

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